File No. 812-[_____]

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER EXEMPTING THE APPLICANTS FROM

THE PROVISIONS OF SECTION 9(a), 13(a), 15(a) AND 15(b)

OF THE ACT AND RULES 6e-2(b)(15) AND

6e-3(T)(b)(15) THEREUNDER

ValMark Advisers, Inc.

Northern Lights Variable Trust

Communications, Notices and Orders to:

Emile Molineaux, Esq.

Gemini Fund Services, LLC

450 Wireless Boulevard

Hauppauge, New York  11788-0132

Questions and copies of Communications, Notices and Orders to:

JoAnn Strasser, Esq.

Thompson Hine LLP

312 Walnut Street

Cincinnati, Ohio  45202

January 25, 2011

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

ValMark Advisers, Inc.

130 Springside Drive

Akron, OH 44333

and

Northern Lights Variable Trust

4020 South 147th Street

Omaha, NE 68137

Investment Company Act of 1940 File No. 812-________

: : : : : : : : : : : :

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER EXEMPTING THE APPLICANTS FROM THE PROVISIONS OF SECTION 9(a), 13(a), 15(a) AND 15(b) OF THE ACT AND RULES 6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER

V.

SUMMARY OF APPLICATION

ValMark Advisers, Inc. and Northern Lights Variable Trust (the “Trust”) (collectively, the “Applicants”) hereby request an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)), thereunder, in cases where life insurance company separate accounts supporting variable life insurance contracts (“VLI Accounts”) holds shares of an existing or future portfolio of the Trust (collectively, the “Insurance Funds”) and one or more of the following types of investors also hold shares of the Insurance Funds: (i) separate accounts funding variable annuity contracts (“VA Accounts”) and variable life insurance contracts (“VLI Contracts”) issued by both affiliated life insurance companies and unaffiliated life insurance companies; (ii) trustees of qualified group pension and group retirement plans outside of the separate account context (“Qualified Plans”); (iii) separate accounts that are not registered as investment companies under the 1940 Act pursuant to exemptions from registration under Section 3(c) of the 1940 Act; (iv) an Insurance Fund’s investment adviser or affiliated person of the investment adviser, and any successor in interest to the adviser or affiliated person, (the “Adviser”), for the purpose of providing seed capital to an Insurance Fund; and (v) general accounts of insurance company depositors of VA Accounts and/or VLI Accounts.1

As used herein, a “future portfolio” is any investment company (or investment portfolio or series thereof), other than an existing Insurance Fund, designated to be sold to VA Accounts and/or VLI Accounts and to which Applicants or their affiliates may in the future serve as investment advisers, investment sub-advisers, investment mangers, administrators, principal underwriters or sponsor.

VI.

BACKGROUND

A.

Northern Lights Variable Trust

The Trust was organized as a Delaware statutory trust on November 2, 2005 and is registered as an open-end management investment company under the 1940 Act (File No. 811-21853).  The Trust is a series investment company as defined by Rule 18f-2 under the 1940 Act and currently is comprised of a number of portfolios, including the Insurance Funds, which will be managed by the Adviser.2  The Insurance Funds consist of the TOPSTM Capital Preservation ETF Portfolio, TOPSTM Balanced ETF Portfolio, TOPSTM Moderate Growth ETF Portfolio, TOPSTM Growth ETF Portfolio, TOPSTM Aggressive Growth ETF Portfolio, TOPSTM Protected Balanced ETF Portfolio, TOPSTM Protected Moderate Growth ETF Portfolio and TOPSTM Protected Growth ETF Portfolio.  A registration statement for the Insurance Funds was filed on December 15, 2010.  The Trust may establish additional portfolios in the future and additional classes of shares of each portfolio.  Shares of the Insurance Funds will not be sold to the general public, but will be offered to Participating Insurance Company Variable Accounts, Qualified Plans, separate accounts that are not registered as investment companies under the 1940 Act, the Adviser for seed money accounts and General Accounts.

1 Return on shares held by an insurance company general account or a manager must be computed in the same manner as for shares held by a separate account, and the general account or manager must not intend to sell shares of the investment company held by it to the public.

2 The other portfolios of the Trust are advised by investment advisers not affiliated with the Adviser.

B.

ValMark Advisers, Inc.

The Adviser, an Ohio corporation located at 130 Springside Drive, Akron, OH 44333, is registered with the Commission under the Investment Advisors Act of 1940, as amended, and will serve as the investment adviser to the Insurance Funds.  The Adviser was established in 1999 and provides investment advisory services to individuals, corporations, charitable organizations and pension plans.  As of December 31, 2010, the Adviser had total assets under management of approximately $1.5 billion.  Under the supervision of the Board of Trustees of the Trust, the Adviser is responsible for selecting the investments for the Insurance Funds.  Subject to approval of the Board of Trustees of the Trust, the Adviser may delegate certain advisory functions to one or more sub-advisers.  The Adviser is paid a fee from each Insurance Fund’s average daily net assets.  The Investment Adviser may, in the future, serve as investment adviser to one or more additional investment companies and/or Insurance Funds.

VII.

PROPOSED SALE OF SHARES

A.

Sale of Insurance Fund (and future portfolios) to VLI Accounts and VA Accounts

The Trust proposes to offer and sell shares of the Insurance Funds (and shares of any future portfolio) to VLI Accounts and VA Accounts of various affiliated and unaffiliated life insurance companies (“Participating Insurance Companies”) as an investment medium to support VLI Contracts and variable annuity contracts (“VA Contracts”) (collectively, “Variable Contracts”) issued through such separate accounts.  Each VLI Account and VA Account is, or will be, established as a segregated asset account by a Participating Insurance Company pursuant to the insurance law of the insurance company’s state of domicile.  As such, the assets of each will be the property of the Participating Insurance Company, and that portion of the assets of such an account equal to the reserves and other contract liabilities with respect to the account will not be chargeable with liabilities arising out of any other business that the insurance company may conduct.  The income, gains and losses, realized and unrealized, from such an account’s assets will be credited to or charged against the account without regard to other income, gains or losses of the Participating Insurance Company.  If a VLI Account or VA Account is registered as an investment company under the 1940 Act , or is exempt from such registration under Section 3(c) of the 1940 Act, it will be a “separate account” as defined in Rule 0-1(e) (or any successor rule) under the 1940 Act.3  For purposes of the 1940 Act, the Participating Insurance Company that establishes such a registered VLI Account or VA Account is the depositor and sponsor of the account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.  Each Participating Insurance Company may rely on Rule 6e-2 or Rule 6e- 3(T) under the 1940 Act.

The Insurance Funds will sell their shares to VLI Accounts and VA Accounts only if each Participating Insurance Company sponsoring a VLI Account or VA Account enters into a participation agreement (a “Participation Agreement”) with each Insurance Fund.  The Participation Agreement will govern participation by the Participating Insurance Company in such Insurance Fund and will memorialize, among other matters, the fact that, except where the Participation Agreement specifically provides otherwise, that Participating Insurance Company will remain responsible for establishing and maintaining any Separate Account covered by the Participation Agreement and for complying with all applicable requirements of state and federal law pertaining to such VLI Accounts and VA Accounts and to the sale and distribution of Variable Contracts issued through VLI Accounts and VA Accounts.  The Participation Agreements also will memorialize, among other matters, the fact that, with regard to compliance with federal securities laws, unless the Participation Agreement specifically states otherwise, an Insurance Fund’s sole obligation consists of offering Shares to the VLI Accounts and VA Accounts and fulfilling any conditions that the Commission may impose upon granting the order requested herein.

3 VLI Accounts and VA Accounts often are not registered as investment companies in reliance upon the exclusions from the definition of an investment company in Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the Act. Likewise, interests in such unregistered separate accounts issued in the form of variable life insurance contracts or variable annuity contracts are usually sold in reliance upon the exemption from the registration requirements of the 1933 Act contained in Section 3(a)(2) or 4(2) of that Act.

The use of a common management investment company  (or investment portfolio thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that that are affiliated persons of each other, is referred to as “mixed funding.”  The use of a common management investment company  (or investment portfolio thereof) as an investment medium for both VLI Accounts and/or VA Accounts of the two or more Participating Insurance Companies that are not affiliated persons of each other, is referred to as “shared funding.”

B.

Sale of Insurance Fund (and future portfolios) to Qualified Plans, Investment Advisers and General Accounts

Applicants propose that the Insurance Funds also be permitted to offer and/or sell Shares to Qualified Plans administered by a trustee.  As described below, federal tax law permits investment companies such as the Insurance Funds to increase their net assets by selling shares to Qualified Plans.

Section 817(h) of the Internal Revenue Code of 1986, as amended (the “Code”) imposes certain diversification standards on assets underlying Variable Contracts, such as those in the Insurance Funds.  The Code provides that Variable Contracts will not be treated as annuity contracts or life insurance policies for any period (and any subsequent period) for which the underlying assets are not, in accordance with regulations prescribed by the Treasury Department, adequately diversified.  On March 2, 1989, the Treasury Department issued Treasury Regulations (Treas. Reg. Section 1.817-5) that established diversification requirements for Variable Contracts, which require the separate accounts upon which these contracts or policies are based to be diversified as provided in the Treasury Regulations.  In the case of separate accounts that invest in underlying investment companies, the Treasury Regulations provide a “look through” rule that permits the separate account to look to the underlying investment company for purposes of meeting the diversification requirements, provided that the beneficial interests in the investment company are held only by the segregated asset accounts of one or more insurance companies. However, the Treasury Regulations also contain certain exceptions to this requirement, one of which permits shares in an investment company to be held by the trustee of a Qualified Plan without adversely affecting the ability of shares in the same investment company to also be held by separate accounts funding Variable Contracts (Treas. Reg. Section 1.817-5(f)(3)(iii)).  Another exception allows the investment adviser of the investment company and certain companies related to the investment adviser to hold shares of the investment company, an exception that is often used to provide the capital required by Section 14(a) of the 1940 Act.

Qualified Plans may choose to invest in shares of an investment company as the sole investment under the Qualified Plan, or as one of several investments.  Qualified Plan participants  may or may not be given an investment choice depending on the terms of the Qualified Plan itself.  The trustees or other fiduciaries of a Qualified Plan may vote investment company shares held by the Qualified Plan in their own discretion or, if the applicable Qualified Plan so provides, vote such shares in accordance with instructions from participants in such Qualified Plan. Applicants have no control over whether trustees or other fiduciaries of Qualified Plans, rather than participants in the Qualified Plans, have the right to vote under any particular Qualified Plan. Each Qualified Plan must be administered in accordance with the terms of the Plan and as determined by its trustee or trustees.  To the extent permitted under applicable law, the Adviser or an affiliated person of the Adviser may act as investment adviser or trustee to Qualified Plans that purchase shares of any Insurance Fund.

Applicants propose that any Insurance Fund may also sell shares to its investment adviser or an affiliate.  The Treasury Regulations permit such sales as long as the return on shares held by the adviser or an affiliate  is computed in the same manner as shares held by VLI Accounts and VA Accounts, the adviser or an affiliate does not intend to sell the shares to the public, and sales to an adviser or affiliate are only made in connection with the creation or management of the Insurance Fund. 4

Applicants propose that the Insurance Funds also be permitted to offer and/or sell shares to the general accounts of a Participating Insurance Company.  The Treasury Regulations permit sales to general accounts as long as the return on shares held by general accounts is computed in the same manner as for shares held by VLI Accounts and VA Accounts and the Participating Insurance Company does not intend to sell the shares to the public.

4 The Advisor will acquire shares in order to provided initial approval of certain provider arrangements and to perform other functions necessary to the creation and management of the Insurance Funds.  Because the Insurance Funds are new series of an existing registered investment company, the seed money requirements in Section 14(a) of the 1940 Act are not applicable.

The promulgation of Rules 6e-2(b)(15) and 6e-3(T)(b)(15) preceded the issuance of the Treasury Regulations permitting the shares of Insurance Funds to be held by a Qualified Plan or an adviser for the Insurance Fund without adversely affecting the ability of the VLI Account to also hold shares.

The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts, VA Accounts, investment advisers, and Qualified Plans is referred to herein as “extended mixed funding.”

VIII.

EXEMPTIONS REQUESTED

1.

Statutory Restrictions

Section 9(a)(2) of the 1940 Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the Act. Sections 13(a), 15(a), and 15(b) of the Act have been deemed by the Commission to require “pass-through” voting with respect to an underlying investment company’s shares.

2.

Rule 6e-2(b)(15)

Rule 6e-2(b)(15) under the 1940 Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act to VLI Accounts organized as unit investment trusts (“UITs”) supporting scheduled premium VLI Contracts and to their life insurance company depositors.5  The exemptions granted by the Rule are available, however, only where a fund offers its shares exclusively to VLI Accounts of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company and then, only where scheduled premium VLI Contracts are issued through such VLI Accounts.  Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-2(b)(15) if shares of the fund are held by (i) a VLI Account through which flexible premium VLI Contracts are issued, (ii) a VLI Account of an unaffiliated Participating Insurance Company, (iii) an unaffiliated investment adviser, (iv) any VA Account or (iv) a Qualified Plan.  In other words, Rule 6e-2(b)(15) does not provide exemptions when a scheduled premium VLI Account invests in shares of a management investment company that serves as a vehicle for mixed funding, extended mixed funding or shared funding.

5 The relief provided by Rule 6e-2(b)(l5) is also granted to the investment adviser, principal underwriter and depositor of the applicable VLI Account..

Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act and Rule 6e-2(b)(15) thereunder, in cases where a scheduled premium VLI Account holds shares of an Insurance Fund and one or more of the following types of investors also hold shares of such Insurance Fund: (i) VA Accounts, (ii) VLI Accounts supporting flexible premium VLI Contracts, (iii) an Insurance Fund’s investment adviser (or an affiliated person of the investment adviser), (iv) VA Accounts and VLI Accounts of Participating Insurance Companies that are not affiliated persons of the depositor of the scheduled premium VLI Account; (v) general accounts of Participating Insurance Companies; and/or (vi) trustees of a Qualified Plan.

3.

Rule 6e-3(T)(b)(15)

Rule 6e-3(T)(b)(15) under the 1940 Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts organized as UITs supporting flexible premium variable life insurance contracts and their life insurance company depositors.6  The exemptions granted by the Rule are available, however, only where a fund offers its shares exclusively to VLI Accounts (through which either scheduled premium or flexible premium VLI Contracts are issued) of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company, VA Accounts of the same Participating Insurance Company or of affiliated Participating Insurance Companies, or the general account of the same Participating Insurance Company or of affiliated Participating Insurance Companies.  Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-3(T)(b)(15) if shares of the Insurance Fund are held by a VLI Account of an unaffiliated Participating Insurance Company, VA Account of an unaffiliated Participating Insurance Company, an unaffiliated investment adviser, the general account of an unaffiliated Participating Insurance Company, or a Qualified Plan.  In other words, Rule 6e-3(T)(b)(15) permits VLI Accounts supporting flexible premium VLI Contracts to invest in shares of a management investment company that serves as a vehicle for mixed funding, but does not permit such a VLI Account to invest in shares of a management investment company that serves as a vehicle for extended mixed funding or shared funding.

6 Rule 6e-3(T)(b)(15) also provides these exemptions to the principal underwriter of the flexible premium VLI Contracts issued through the applicable VLI Account.

Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rule 6e-3(T)(b)(15) (and any comparable permanent rule) thereunder, in cases where a flexible premium VLI Account holds shares of Insurance Funds and one or more of the following types of investors also hold shares of such Insurance Funds: (1) VA Accounts and  VLI Accounts of Participating Insurance Companies that are not affiliated persons of the depositor of flexible premium VLI Account; (2) general accounts of Participating Insurance Companies, (3) an Insurance Fund’s investment adviser (or an affiliated person of the investment adviser), or (4) trustees of a Qualified Plan.

4.

Effect of Sale of Insurance Funds’ Shares to Qualified Plans

As explained below, Applicants maintain that there is no policy reason for the sale of Insurance Fund shares to Qualified Plans to prohibit or otherwise limit a VLI Account and its Participating Insurance Company depositor from relying on the relief provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15) just because shares of the Insurance Funds are held by Qualified Plans.7  Notwithstanding, Rule 6e-2 and Rule 6e-3(T) each specifically provide that the relief granted thereunder is available only where shares of the underlying fund are offered exclusively to insurance company separate accounts. In this regard, Applicants request exemptive relief in cases where VLI Accounts hold shares of the Insurance Funds when shares of the Insurance Funds also are sold to Qualified Plans. Applicants note that if the Insurance Funds were to sell their shares only to Qualified Plans, exemptive relief under Rule 6e-2 and Rule 6e-3(T) would not be necessary.  The relief provided for under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) does not relate to qualified pension and retirement plans or to a registered investment company’s ability to sell its shares to such plans.

Applicants are not aware of any reason for excluding separate accounts and investment companies engaged in shared funding from the exemptive relief provided under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), or for excluding separate accounts and investment companies engaged in mixed funding from the exemptive relief provided under Rule 6e-2(b)(15). Similarly, Applicants are not aware of any reason for excluding Participating Insurance Companies from the exemptive relief requested because the Insurance Funds also may sell their shares to Qualified Plans.  Rather, Applicants assert that the proposed sale of shares of the Insurance Funds to Qualified Plans, in fact, may allow for the development of larger pools of assets resulting in the potential for greater investment and diversification opportunities, and for decreased expenses at higher asset levels resulting in greater cost efficiencies.

7 In this regard, Applicants note that the adoption of Treasury Regulation 1.817-5 followed by three years and two years, respectively, the adoption of the most recent revisions to Rules 6e-2(b)(15) and 6e-3(T)(b)(15). Thus, at the time that the Commission most recently considered Rules 6e-2(b)(15) and 6e-3(T)(b)(15), sale of fund shares to both VLI Accounts and Qualified Plans was not contemplated.

Applicants understand that the reason the Commission did not grant more extensive relief in the area of mixed and shared funding when it adopted Rule 6e-3(T) is because of the Commission’s uncertainty in this area with respect to issues such as conflicts of interest. Applicants believe, however, that the Commission’s concern in this area is not warranted here. Applicants have concluded, as explained in more detail below, that investment by Qualified Plans in the Insurance Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

5.

Class Relief

Consistent with the Commission’s authority under Section 6(c) of the 1940 Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of VLI Accounts investing in existing and future Insurance Funds, their Participating Insurance Company depositors and their principal underwriters.

There is ample precedent, in a variety of contexts, for granting exemptive relief not only to the applicants in a given case, but also to members of the class not currently identified that may be similarly situated in the future. Such class relief has been granted in various contexts and from a wide variety of the 1940 Act’s provisions, including class exemptions in the context of mixed funding, extended mixed funding, and shared funding.8   Such class exemptions have included, among other things, the sale of shares by unnamed underlying funds to VLI Accounts and VA Accounts of Participating Insurance Companies and Qualified Plans.

The Commission has previously granted exemptive orders in cases where open-end management investment companies offer their shares directly to Qualified Plans in addition to offering their shares to separate accounts of affiliated or unaffiliated insurance companies which issue either or both variable annuity contracts or variable life insurance contracts.9

The order sought in this Application is largely identical to these precedents with respect to the scope of the exemptions and the conditions proposed by the Applicants. Applicants believe that the same policies and considerations that led the Commission to grant such exemptions to other similarly situated applicants are present here.

IX.

GROUNDS FOR RELIEF

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction or class or classes of any person, security or transaction from any provision or provisions of the 1940 Act, or the rules or regulations thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that the exemptions requested are appropriate and in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants therefore request that the Commission issue an order under Section 6(c) of the 1940 Act granting the exemptions requested.

8 See, e.g., MML Series Investment Trust, Inv. Co. Act Rel. No. 28849 (August 20, 2009) (notice), Inv. Co. Act Rel. No. 28901 (September 15, 2009)  (order); Mainstay VP Series Fund, Inc., Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order), Financial Investors Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 27965 (Sept. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sept. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust, et al., Inv. Co. Act Rel. No.27886 (July 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc., et al., Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (July 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (July 20, 2006) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); Nations Separate Account Trust et al., Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order); Met Investors Series Trust et al., Inv. Co. Act Rel. No. 24997 (June 5, 2001) (notice), Inv. Co. Act Rel. No. 25057 (July 31, 2001) (order); Hartford Capital Appreciation HLS Fund, Inc., et al., Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order).

9 Id.

1.

Disqualification.

Section 9(a)(3) of the 1940 Act provides, among other things, that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to disqualification enumerated in Sections 9(a)(1) or (2).  Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i) and (ii) under the 1940 Act provide exemptions from Section 9(a) under certain circumstances, subject to the limitations discussed above on mixed funding, extended mixed funding and shared funding. These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management of the underlying investment company.

The relief provided by Rules 6e-2(b)(15)(i) and 6e-3(T)(b)(15)(i) permits a person that is disqualified under Sections 9(a)(1) or (2) of the 1940 Act to serve as an officer, director, or employee of the life insurance company, or any of its affiliates, so long as that person does not participate directly in the management or administration of the underlying investment company. The relief provided by Rules 6e-2(b)(15)(ii) and 6e-3(T)(b)(15)(ii) under the 1940 Act permits the life insurance company to serve as the underlying investment company’s investment adviser or principal underwriter, provided that none of the insurer’s personnel who are ineligible pursuant to Section 9(a) participates in the management or administration of the investment company.

In effect, the partial relief granted in Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the 1940 Act from the requirements of Section 9 of the 1940 Act limits the amount of monitoring necessary to ensure compliance with Section 9 to that which is appropriate in light of the policy and purposes of Section 9.  Those rules recognize that it is not necessary for the protection of investors or the purposes fairly intended by the policy and provisions of the 1940 Act to apply the provisions of Section 9(a) to all individuals in a large insurance complex, most of whom will have no involvement in matters pertaining to investment companies in that organization. Applicants assert that it is also unnecessary to apply Section 9(a) of the 1940 Act to the many individuals in various unaffiliated insurance companies (or affiliated companies of Participating Insurance Companies) that may utilize the Insurance Funds as investment vehicles for VLI Accounts and VA Accounts.  There is no regulatory purpose served in extending the monitoring requirements to embrace a full application of Section 9(a)’s eligibility restrictions because of mixed funding, extended mixed funding or shared funding.  The Participating Insurance Companies and Qualified Plans are not expected to play any role in the management of the Insurance Funds. Those individuals who participate in the management of the Insurance Funds will remain the same regardless of which VA Accounts, VLI Accounts, insurance companies, investment advisers, or Qualified Plans invest in the Insurance Funds.  Applying the monitoring requirements of Section 9(a) of the 1940 Act because of investment by VLI Accounts would be unjustified and would not serve any regulatory purpose. Furthermore, the increased monitoring costs could reduce the net rates of return realized by owners of VLI Contracts and Qualified Plan participants.  Moreover, Qualified Plans, unlike separate accounts, are not themselves investment companies, and therefore are not subject to Section 9 of the 1940 Act.  Furthermore, it is not anticipated that a Qualified Plan would be an affiliated person of the Insurance Funds except by virtue of its holding 5% or more of an Insurance Fund’s shares.

2.

Pass-Through Voting

Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the 1940 Act provide exemptions from pass-through voting requirements with respect to several significant matters, assuming the limitations on mixed funding, extended mixed funding and shared funding are observed.  Rules 6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its variable life insurance contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and(b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)).  Rules 6e-2(b)(15)(iii)(B) and 6e-3(T)(b)(15)(iii)(A)(2) provide that an insurance company may disregard the voting instructions of owners of its variable life insurance contracts if such owners initiate any change in an underlying investment company’s investment policies, principal underwriter or any investment adviser (provided that disregarding such voting instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii), (b)(7)(ii)(B) and (b)(7)(ii)(C) of Rules 6e-2 and  6e-3(T).

In the case of a change in the investment policies of the underlying investment company, the insurance company, in order to disregard contract owner voting instructions, must make a good-faith determination that such a change either would: (a) violate state law; or (b) result in investments that either (i) would not be consistent with the investment objectives of its separate account, or (ii) would vary from the general quality and nature of investments and investment techniques used by other separate accounts of the company or of an affiliated life insurance company with similar investment objectives.10

Both Rule 6e-2 and Rule 6e-3(T) generally recognize that a variable life insurance contract is primarily a life insurance contracts  containing many important elements unique to life insurance contracts and is subject to extensive state insurance regulation.  In adopting paragraph (b)(15)(iii) of Rule 63-2 and Rule 6e-3(T), the Commission implicitly recognized that state insurance regulators have authority, pursuant to state insurance laws or regulations, to disapprove or require changes in investment policies, investment advisers or principal underwriters.11

The sale of Insurance Fund shares to Qualified Plans or investment advisers will not have any impact on the relief requested herein regarding the disregard of pass-through voting rights.  Shares sold to Qualified Plans will be held by such Plans, not insurance companies. The exercise of voting rights by Qualified Plans, whether by trustees, other fiduciaries, participants, beneficiaries, or investment managers engaged by the Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Qualified Plans, which are not registered as investment companies under the 1940 Act, there is no requirement to pass through voting rights to Qualified Plan participants.  Indeed, to the contrary, applicable law expressly reserves voting rights associated with Qualified Plan assets to certain specified persons.  For example, under Section 403(a) of the Employee Retirement Income Security Act of 1974 (“ERISA”), shares of a portfolio of an investment company sold to a Qualified Plan must be held by the trust(s) funding the Qualified Plan.  Section 403(a) also provides that the trustee(s) of such trust must have exclusive authority and discretion to manage and control the Qualified Plan, with two exceptions: (a) when the Qualified Plan expressly provides that the trustee(s) are subject to the direction of a named fiduciary who is not a trustee, in which case the trustee(s) are subject to proper directions made in accordance with the terms of the Qualified Plan and not contrary to ERISA, and (b) when the authority to manage, acquire, or dispose of assets of the Qualified Plan is delegated to one or more investment managers pursuant to Section 402(c)(3) of ERISA. For such Qualified Plans, unless one of the above two exceptions stated in Section 403(a) applies, Qualified Plan trustees have the exclusive authority and responsibility for voting investment company shares (or related proxies) held by their Qualified Plan.

10 See Rule 6e-2(b)(5)(ii) and Rule 6e-3(T)(b)(5)(ii).

11  Investment Company Act Release No. 9432 (Oct 18, 1976) (adopting Rule 6e-2 under the 1940 Act).  The Commission also expressly recognized that state insurance regulators have authority to require an insurance company to draw from its general account to cover the costs imposed upon it by a change approved by variable contract owners over the insurance company’s objection.  Investment Company Act Rel. No. 8000 (Sept. 20, 1973) (proposing to amend Rule 3c-4). The Commission, therefore, considered such exemptions necessary “to assure the solvency of the life insurer and performance of its contractual obligations by enabling an insurance regulatory authority or the life insurer to act when certain proposals reasonably could be expected to increase the risks undertaken by the life insurer.” Inv. Co. Act Rel. No. 9104 (Dec. 30, 1975) (proposing Rule 6e-2). The Commission referred to the same rationale in granting an exemption that formed the basis for Rule 6e-2. See Equitable Variable Life Insurance Company et al., Investment Company Act Release No 8888 (Aug. 13, 1975) (Notice), Investment Company Act Release No 8992 (Oct. 16, 1975) (Order). In the this respect, flexible premium variable life insurance contracts are very similar to scheduled premium variable life insurance contracts and therefore the corresponding provisions of Rule 6e-3(T) undoubtedly were adopted in recognition of the same factors.

If a named fiduciary to a Qualified Plan appoints an investment manager, the investment manager has the responsibility to vote the shares held, unless the right to vote such shares is reserved to the trustee(s) or another named fiduciary. The Qualified Plans may have their trustee(s) or other fiduciaries exercise voting rights attributable to investment securities held by the Qualified Plans in their discretion.  Some Qualified Plans, however, may provide for the trustee(s), an investment adviser (or advisers), or another named fiduciary to exercise voting rights in accordance with instructions from Qualified Plan participants.

Where a Qualified Plan does not provide participants with the right to give voting instructions, Applicants do not see any potential for material irreconcilable conflicts of interest between or among the Variable Contract owners and Qualified Plan participants with respect to voting of the respective Insurance Fund shares.  Accordingly, unlike the circumstances surrounding VLI Accounts and VA Accounts, because Qualified Plans are not required to pass through voting rights to participants, the issue of resolution of material irreconcilable conflicts of interest should not arise with respect to voting Insurance Fund shares.

In addition, if a Qualified Plan were to hold a controlling interest in an Insurance Fund, Applicants do not believe that such control would disadvantage other investors in such Insurance Fund to any greater extent than is the case when any institutional shareholder holds a majority of the shares of any open-end management investment company.  In this regard, Applicants submit that investment in an Insurance Fund by a Qualified Plan will not create any of the voting complications occasioned by VLI Account investments in the Insurance Fund. Unlike VLI Account investments, Qualified Plan investor voting rights cannot be frustrated by veto rights of Participating Insurance Companies or state regulators.

Where a Qualified Plan provides participants with the right to instruct the trustee(s) how to vote Insurance Funds shares, Applicants see no reason why such  participants generally or those in a particular Qualified Plan, either as a single group or in combination with participants in other Qualified Plans, would vote in a manner that would disadvantage VLI Contract owners. The purchase of shares by Qualified Plans that provide voting rights does not present any complications not otherwise occasioned by mixed or shared funding.

Similarly, an investment adviser to an Insurance Fund (or its affiliate) and the general accounts Participating Insurance Companies are not subject to any pass-through voting requirements. Accordingly, unlike the circumstances surrounding VLI Account and VA Account investments in Insurance Fund shares, investment in such shares by Qualified Plans would not raise issues respecting resolution of material irreconcilable conflicts of interest with respect to voting.

3.

Lack of Conflicts

A.

Mixed and Shared Funding

Applicants recognize that the Commission’s primary concern with respect to mixed funding, extended mixed funding and shared funding issues is the potential for irreconcilable conflicts between the interests of owners of variable life insurance contracts and those of other investors in an open end investment company serving as an investment vehicle for such contracts.  The prohibitions on mixed and shared funding might reflect concern regarding possible different investment motivations among investors. When Rule 6e-2 under the 1940 Act was first adopted, VA Accounts could invest in mutual funds whose shares were also offered to the general public. Therefore, the Commission staff may have been concerned with the potentially different investment motivations of public shareholders and owners of VLI Contracts. There also may have been some concern with respect to the problems of permitting a state insurance regulatory authority to affect the operations of a publicly available mutual fund and the investment decisions of public shareholders.

For reasons unrelated to the 1940 Act, however, Internal Revenue Service Revenue Ruling 81-225 (Sept. 25, 1981) effectively deprived VA Contracts funded by publicly available mutual funds of their tax-benefited status. The Tax Reform Act of 1984 codified the prohibition against the use of publicly available mutual funds as an investment vehicle for Variable Contracts.  In particular, Section 817(h) of the Code, in effect, requires that the investments made by both VLI Accounts and VA Accounts be “adequately diversified.”  If a VLI Account or a VA Account is organized as part of a “two-tiered” arrangement where the Account invests in shares of an underlying open-end investment company (i.e., an underlying fund), the diversification test will be applied to the underlying fund (or to each of several underlying funds), rather than to the VLI Account or VA Account itself, but only if “all of the beneficial interests” in the underlying fund “are held by one or more insurance companies (or affiliated companies) in their general account or in segregated asset accounts.”  Accordingly, a VLI Account or a VA Account that invests in a publicly available mutual fund will not be adequately diversified for these purposes. In addition, any underlying mutual fund, including any Insurance Fund, that sells shares to VLI Accounts and VA Accounts would, in effect, be precluded from also selling its shares to the public. Consequently, the Insurance Funds may not sell shares directly to the public.

The rights of an insurance company or a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding.  The National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the “NAIC Model Regulation”) suggests that it is unlikely that insurance regulators would find an underlying fund’s investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.12  The NAIC Model Regulation has long permitted the use of a single underlying fund for different separate accounts.13 Moreover, Article VI, Section 3 of the NAIC Model Regulation has been amended to remove a previous prohibition on one separate account investing in another separate account.14  Lastly, the NAIC Model Regulation does not distinguish between scheduled premium and flexible premium variable life insurance contracts.  The NAIC Model Regulation, therefore, reflects the NAIC’s apparent confidence that such combined funding is appropriate and that state insurance regulators can adequately protect the interests of owners of all variable contracts.

12   Article VI, Section 1.9 of the NAIC Model Regulation was amended to remove a previous requirement that variable annuity contracts could not be issued through a separate account through which variable life insurance contracts are being issued.

13 See, e.g., NAIC Model Regulations, Section 6(D)(3) (permitting investment in underlying fund without limits on mixed or shared funding).

Shared funding by unaffiliated insurance companies does not present any issues that do not already exist where a single insurance company is licensed to do business in several or all states.  A particular state insurance regulatory body could require action that is inconsistent with the requirements of other states in which the insurance company offers its policies. However, the fact that different insurers may be domiciled in different states does not create a significantly different or enlarged problem.

14 See, e.g., NAIC Model Regulation, Section 2 (definition of “variable life insurance policy”).

Shared funding by unaffiliated insurers, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the 1940 Act permit.  Affiliated insurers may be domiciled in different states and be subject to differing state law requirements. Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements. In any event, the conditions set forth below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce. If a particular state insurance regulator’s decision conflicts with the majority of other state regulators, then the affected Participating Insurance Company will be required to withdraw its VLI Account and VA Account investments in the relevant Insurance Fund. This requirement will be provided for in the Participation Agreement that will be entered into by Participating Insurance Companies with the relevant Insurance Fund.

Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the 1940 Act give Participating Insurance Companies the right to disregard the voting instructions of VLI Contract owners in certain circumstances. This right derives from the authority of state insurance regulator over VLI Accounts and VA Accounts.  Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI Contract owner voting instructions only with respect to certain specified items. Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality of a change in investment policies, principal underwriter or investment adviser initiated by such contract owners. The potential for disagreement is limited by the requirements in Rules 6e-2 and 6e-3(T) under the 1940 Act that the Participating Insurance Company’s disregard of voting instructions be reasonable and based on specific good faith determinations.

A particular Participating Insurance Company’s disregard of voting instructions, nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners’ voting instructions. The Participating Insurance Company’s action possibly could be different than the determination of all or some of the other Participating Insurance Companies (including affiliated insurers) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view. If the Participating Insurance Company’s judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the relevant Insurance Fund’s election, to withdraw its VLI Accounts and VA Accounts’ investments in the relevant Insurance Fund.  No charge or penalty will be imposed as a result of such withdrawal.  This requirement will be provided for in the Participation Agreement entered into by the Participating Insurance Companies with the relevant Insurance Fund.

There is no reason why the investment policies of an Insurance Fund would or should be materially different from what these policies would or should be if the Insurance Fund supported only VLI Accounts or VA Accounts, whether flexible premium or scheduled premium VLI Contracts. Each type of insurance contract is designed as a long-term investment program.

Each Insurance Fund will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contact.  There is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different VLI Accounts and VA Accounts.  The sale of all Variable Contracts and ultimate success of all VLI Accounts and VA Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.

Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract.  Each “pool” of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals. An Insurance Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers.  Permitting mixed and shared funding will provide economic support for the continuation of the Insurance Funds. Mixed and shared funding will broaden the base of potential Variable Contract owners, which may facilitate the establishment of additional Insurance Funds serving diverse goals.

A.

Lack of Conflicts — Qualified Plans

Applicants do not believe that the sale of the shares to Qualified Plans will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between Variable Contract owners. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve potential conflicts consistent with the best interests of Variable Contract and participants in Qualified Plans.

(a).

Section 817(h) of the Code

Applicants considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder, if Qualified Plans, VLI Accounts and VA Accounts all invest in the same Insurance Fund.  Section 817(h) of the Code is the culmination of a series of Revenue Rulings aimed at the control of investments by owners of Variable Contracts.  Section 817(h) is the only Section of the Code that discusses insurance company separate accounts.  Treasury Regulation 1.87-5(f)(3)(iii), which establishes the diversification requirements for underlying funds, specifically permits, among other things, “qualified pension or retirement plans” and VLI Accounts and VA Accounts to invest in the same underlying fund.  For this reason, Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder, present any inherent conflicts of interest if Qualified Plans and VLI Accounts and VA Accounts all invest in the same Insurance Fund.

(b).

Tax Treatment of Distributions

Applicants note that, while there are differences in the manner in which distributions from VLI Accounts and Qualified Plans are taxed, these differences have no impact on the Insurance Funds. When distributions are to be made, and a VLI Account or Qualified Plan is unable to net purchase payments to make distributions, the VLI Account or Qualified Plan will redeem shares of the relevant Insurance Fund at their respective net asset values in conformity with Rule 22c-1 under the 1940 Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs.  A Participating Insurance Company will then make distributions in accordance with the terms of its VLI Contract, and a Qualified Plan will then make distributions in accordance with the terms of the Qualified Plan.

(c).

Voting Rights

Applicants considered whether it is possible to provide an equitable means of giving voting rights to VLI Contract owners and to Qualified Plans.  In connection with any meeting of Insurance Fund shareholders, the relevant Insurance Fund’s transfer agent will inform each Participating Insurance Company, Adviser and Qualified Plan of their share holdings and provide other information necessary for such shareholders to participate in the meeting (e.g., proxy materials). Each Participating Insurance Company then will solicit voting instructions from owners of VLI Contracts and VA Contracts as required by Rules 6e-2 and 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the 1940 Act, as applicable, and its Participation Agreement with the relevant Insurance Fund.  Shares held by a general account of a Participating Insurance Company will be voted by the Participating Insurance Company in the same proportion as shares for which it receives voting instructions from its Variable Contract owners.  Shares held by Qualified Plans will be voted in accordance with applicable law. The voting rights provided to Qualified Plans with respect to the shares would be no different from the voting rights that are provided to Qualified Plans with respect to shares of mutual funds sold to the general public. Furthermore, if a material irreconcilable conflict arises because of a Qualified Plan’s decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the relevant Insurance Fund, to withdraw its investment in the Insurance Fund, and no charge or penalty will be imposed as a result of such withdrawal.

(d).

Senior Security

Applicants do not believe that the ability of an Insurance Funds to its sell shares directly to its investment adviser (or an affiliated adviser), Qualified Plans, or a general account of a Participating Insurance Company gives rise to a senior security. “Senior Security” is defined in Section 18(g) of the 1940 Act to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As noted above, regardless of the rights and benefits of participants under Qualified Plans and owners of VLI Contracts, VLI Accounts, VA Accounts, Participating Insurance Companies, Qualified Plans and the investment adviser (or its affiliates), only have, or will only have, rights with respect to their respective shares of an Insurance Fund. These parties can only redeem such shares at net asset value. No shareholder of an Insurance Fund has any preference over any other shareholder with respect to distribution of assets or payment of dividends.

(e).

The Veto Power of State Insurance Commissioners

Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to Insurance Fund investment objectives approved by owners of VLI Contracts creates conflicts between the interests of such owners and the interests of Qualified Plan participants.  Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal.  Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.

Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of an Insurance Fund held by their VLI Accounts, the Qualified Plans and the participants in participant-directed Qualified Plans can make decisions quickly and redeem their shares in an Insurance Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Qualified Plans, hold cash pending suitable investment.  As a result, conflicts between the interests of VLI Contract owners and the interests of Qualified Plans and Qualified Plan participants can usually be resolved quickly since the Plans can, on their own, redeem their Insurance Fund shares.

(f).

Potential Future Conflicts Arising from Tax Law Changes

Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Qualified Plans created by future changes in the tax laws. Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of participants in the Qualified Plans and VLI Contract owners (or for that matter, VA Contract owners) and Qualified Plan participants  from future changes in the federal tax laws than that which already exists between Variable Contract owners.

Applicants recognize that the foregoing is not an all-inclusive list, but rather is representative of issues that they believe are relevant to this Application. Applicants believe that the discussion contained herein demonstrates that the sale of shares to Qualified Plans does not increase the risk of material irreconcilable conflicts of interest between the interests of Plan participants and VLI Contract owners or other investors. Further, Applicants submit that the use of an Insurance Fund with respect to Qualified Plans is not substantially dissimilar from each Insurance Fund’s current and anticipated use, in that Qualified Plans, like VLI Accounts, are generally long-term investors.

B.

Fund Operations

Applicants assert that permitting an Insurance Fund to sell its shares to its investment adviser (or the an affiliate) or to the general account of a Participating Insurance Company will enhance management of each Insurance Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.

A potential source of initial capital is an Insurance Fund’s investment adviser or a Participating Insurance Company. Either of these parties may have an interest in making the requisite capital investment and in assisting with an Insurance Fund in its organization. However, provision of capital or the purchase of shares in connection with the management of an Insurance Fund by its investment adviser or by a Participating Insurance Company may be deemed to violate the exclusivity requirement of Rule 6e-2(b)(15) and/or Rule 6e-3(T)(b)(15).

Given the conditions of Treasury Regulation Section 1.817-5(f)(3) and the harmony of interest between an Insurance Fund, on the one hand, and its investment adviser (or affiliates) or a Participating Insurance Company, on the other, Applicants assert that little incentive for overreaching exists. Furthermore, such investment should not implicate the concerns discussed above regarding the creation of material irreconcilable conflicts. Instead, permitting investments by an investment adviser (or its affiliates), or by general accounts of Participating Insurance Companies, will permit the orderly and efficient creation and operation of an Insurance Fund, and reduce the expense and uncertainty of using outside parties at the early stages of the Insurance Fund’s operations.

C.

General Grounds for Relief

Various factors have limited the number of insurance companies that offer Variable Contracts. These factors include the costs of organizing and operating a funding vehicle, certain insurers’ lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurers as investment experts.  In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own. Use of an Insurance Fund as a common investment vehicle for VLI Accounts would reduce or eliminate these concerns. Mixed and shared funding should also provide several benefits to VLI Contract owners by eliminating a significant portion of the costs of establishing and administering separate underlying funds.

Participating Insurance Companies will benefit not only from the investment expertise of the Adviser, but also from the potential cost efficiencies and investment flexibility afforded by larger pools of funds. Mixed and shared funding also would permit a greater amount of assets available for investment by an Insurance Fund, thereby promoting economies of scale, by permitting increased safety through greater diversification, or by making the addition of new Insurance Funds more feasible. Therefore, making the Insurance Funds available for mixed and shared funding will encourage more insurance companies to offer VLI Accounts.  This should result in increased competition with respect to both VLI Account design and pricing, which can in turn be expected to result in more product variety. Applicants also assert that sale of shares in an Insurance Fund to Qualified Plans, in addition to VLI Accounts and VA Accounts, will result in an increased amount of assets available for investment in an Insurance Fund.  This may benefit VLI Account owners by promoting economies of scale, permitting increased safety of investments through greater diversification, and making the addition of new Insurance Funds more feasible.

Applicants also submit that, regardless of the type of shareholder in an Insurance Fund, its investment adviser (and its affiliates) is or would be contractually and otherwise obligated to manage the Insurance Fund solely and exclusively in accordance with that Insurance Fund’s investment objectives, policies and restrictions, as well as any guidelines established by the Board of Directors/Trustees (“Board”) of that particular Insurance Fund.  Thus, each Insurance Fund will be managed in the same manner as any other mutual fund.

Applicants see no significant legal impediment to permitting mixed funding, extended mixed funding and shared funding.  VLI Accounts historically have been employed to accumulate shares of mutual funds that are not affiliated with the depositor or sponsor of the VLI Account (see discussion of Revenue Ruling 81-225, above).  In particular, Applicants assert that sales of Insurance Fund shares to Qualified Plans to the extent described above will not have any adverse federal income tax consequences to other investors in the Insurance Funds.

In addition, Applicants note that the Commission has issued numerous orders permitting mixed funding, extended mixed funding and shared funding.15   Therefore, granting the exemptions requested herein is in the public interest and, as discussed above, will not compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the 1940 Act or Rules 6e-2 or 6e-3(T) thereunder.

15   See, e.g., MML Series Investment Trust, Inv. Co. Act Rel. No. 28849 (August 20, 2009) (notice), Inv. Co. Act Rel. No. 28901 (September 15, 2009) (order); Mainstay VP Series Fund, Inc., Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order), Financial Investors Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 27965 (Sept. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sept. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust, et al., Inv. Co. Act Rel. No.27886 (July 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc., et al., Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (July 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (July 20, 2006) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); Nations Separate Account Trust et al., Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order); Met Investors Series Trust et al., Inv. Co. Act Rel. No. 24997 (June 5, 2001) (notice), Inv. Co. Act Rel. No. 25057 (July 31, 2001) (order); Hartford Capital Appreciation HLS Fund, Inc., et al., Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order).

X.

CONDITIONS FOR RELIEF

Applicants automatically consent to the following conditions with respect to each Insurance Fund:

1.

A majority of the Board of Trust will consist of persons who are not “interested persons” of the Trust or the Insurance Fund, as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of death, disqualification or bona fide resignation of any trustee or trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board; (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies; or (c) for such longer period as the Commission may prescribe by order upon application or by future rule.

2.

The Board of the Trust will monitor the Insurance Fund for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts and participants of all Qualified Plans investing in the Insurance Fund, and determine what action, if any should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Insurance Fund are being managed; (e) a difference in voting instructions given by VLI Contract owners, VLI Contact owners, and Qualified Plans or Qualified Plan participants; (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Qualified Plan to disregard the voting instructions of Qualified Plan participants.

3.

Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of general account assets in an Insurance Fund), an adviser and its affiliates, and any Qualified Plan that executes a Participation Agreement upon becoming an owner of 10 percent or more of the assets of an Insurance Fund (collectively, “Participants”) will report any potential or existing conflicts to the Board of the relevant Insurance Fund.  Each Participant will be responsible for assisting the Board in carrying out the Board’s responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever variable Contract owner voting instructions are disregarded, and, if pass-through voting is applicable, an obligation by each Trustee for a Qualified Plan to inform the Board whenever it has determined to disregard Qualified Plan participant voting instructions. The responsibility to report such information and conflicts, and to assist the Board, will be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with the relevant Insurance Fund, and these responsibilities will be carried out with a view only to the interests of the Variable Contract owners. The responsibility to report such information and conflicts, and to assist the Board, also will be contractual obligations of all Qualified Plans under their Participation Agreement with the relevant Insurance Fund, and such agreements will provide that these responsibilities will be carried out with a view only to the interests of Qualified Plan participants.

4.

If it is determined by a majority of the Board of an Insurance Fund, or a majority of the disinterested directors/trustees of such Board, that a material irreconcilable conflict exists, then the relevant Participant will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors/trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the relevant Insurance Fund and reinvesting such assets in a different investment vehicle including another Insurance Fund, (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., VA Contract owners or VLI Contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract or policy owners the option of making such a change; (c) withdrawing the assets allocable to some or all of the Qualified Plans from the affected Insurance Fund and reinvesting them in a different investment medium and (d) establishing a new registered management investment company or managed separate account.  If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the relevant Insurance Fund, to withdraw such Participating Insurance Company’s VLI Account and VA Account investments in the Insurance Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Qualified Plan’s decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the Insurance Fund, to withdraw its investment in the Insurance Fund, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participants under their Participation Agreement with the relevant Insurance Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Qualified Plan participants.

For purposes of this Condition 4, a majority of the disinterested directors/trustees of the Board of each Insurance Fund will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will the Insurance Fund or its investment adviser, as relevant, be required to establish a new funding vehicle for any Variable Contract or Qualified Plan.  No Participating Insurance Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Variable Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Qualified Plan will be required by this Condition 4 to establish a new funding vehicle for the Qualified Plan if: (a) a majority of the Qualified Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Qualified Plan, the Qualified Plan trustee makes such decision without a Qualified Plan participant vote.

5.

The determination by the Board of each Insurance Fund of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.

6.

Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Contracts are issued through registered VLI Accounts or registered VA Accounts for as long as required by the Act as interpreted by the Commission.  However, as to Variable Contracts issued through VLI Accounts or VA Accounts, not registered as investment companies under the 1940 Act, pass-through voting privileges will be extended to Variable Contract owners to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each Insurance Fund held in their VLI Accounts and VA Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that their VLI Accounts and VA Accounts investing in the relevant Insurance Fund calculate voting privileges in a manner consistent with all other Participating Insurance Companies investment in that Insurance Fund.

The obligation to calculate voting privileges as provided in this Application shall be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with the relevant Insurance Fund. Each Participating Insurance Company will vote shares of each Insurance Fund held in its VLI Accounts or VA Accounts for which it has not received timely voting instructions, as well as shares held in its general account or otherwise attributed to it, in the same proportion as those shares for which it has received voting instructions.  Each Plan will vote as required by applicable law, governing Plan documents and as provided in this application.

7.

As long as the 1940 Act requires pass-through voting privileges to be provided to Variable Contract owners or the Commission interprets the Act to require the same, an Insurance Fund investment adviser (or its affiliates) or any general account will vote their respective shares of the Insurance Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that the Adviser (or its affiliates) will vote its shares in such other manner as may be required by the Commission or its staff.

8.

Each Insurance Fund will comply with all provisions of the 1940 Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its shares) and, in particular, the Insurance Fund will either provide for annual meetings (except to the extent that the Commission may interpret Section 16 of the 1940 Act not to require such meetings) or comply with Section 16(c) of the 1940 Act (although each Insurance Fund is not, or will not be, one of those trusts of the type described in Section 16(c) of the 1940 Act), as well as with Section 16(a) of the 1940 Act and, if and when applicable, Section 16(b) of the 1940 Act. Further, each Insurance Fund will act in accordance with the Commission’s interpretations of the requirements of Section 16(a) with respect to periodic elections of directors/trustees and with whatever rules the Commission may promulgate thereto.

9.

An Insurance Fund will make its shares available to the VLI Accounts, VA Accounts and Qualified Plans at or about the time it accepts any seed capital from its investment adviser (or affiliates) or from a general account of a Participating Insurance Company.

10.

Each Insurance Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Plan documents.  Each Insurance Fund will disclose, in its prospectus that: (a) shares of the Insurance Fund may be offered to VLI Accounts and VA Accounts funding both VA Contracts and VLI Contracts and, if applicable, to Qualified Plans; (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in the Insurance Fund and the interests of Qualified Plans investing in the Insurance Fund, if applicable, may conflict; and (c) the Insurance Fund’s Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

11.

If and to the extent that Rule 6e-2 and Rule 6e-3(T) under the 1940 Act are amended, or proposed Rule 6e-3 under the 1940 Act is adopted, to provide exemptive relief from any provision of the 1940 Act, or the rules promulgated thereunder, with respect to mixed or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in this Application, then each Insurance Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.

12.

Each Participant, at least annually, shall submit to the Board of the Trust, on behalf each Insurance Fund, such reports, materials or data as the Board reasonably may request so that the directors/trustees may fully carry out the obligations imposed upon the Board by the conditions contained in this Application. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board of an Insurance Fund. The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their Participation Agreement with the relevant Insurance Fund.

13.

All reports of potential or existing conflicts received by the Board of the Trust, on behalf each Insurance Fund, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.

14.

Each Insurance Fund will not accept a purchase order from a Qualified Plan if such purchase would make the Qualified Plan an owner of 10 percent or more of the net assets of the Insurance Fund unless the Qualified Plan executes an agreement with the Insurance Fund governing participation in the Insurance Fund that includes the conditions set forth herein to the extent applicable. A Qualified Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.

XI.

CONCLUSION

Applicants request that the Commission issue an order pursuant to Section 6(c) of the Act granting exemptions from:

Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act, and Rule 6e-2(b)(15) thereunder, to the extent necessary to permit a scheduled premium VLI Account to hold shares of Insurance Funds when one or more of the following types of investors also hold shares of the Insurance Funds: (1) VA Accounts, (2) VLI Accounts supporting flexible premium VLI Contracts, (3) VA Accounts or VLI Accounts of Participating Insurance Companies that are not affiliated persons of the depositor of the scheduled premium VLI Account, (4) general accounts of Participating Insurance Companies, (5) the investment adviser (or affiliated persons of an investment adviser) of an Insurance Fund, or (6) Qualified Plans; and

Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rule 6e-3(T)(b)(15) (and any comparable permanent rule) thereunder, to the extent necessary to permit a flexible premium VLI Account to hold shares of Insurance Funds when one or more of the following types of investors also hold shares of the Insurance Funds:  (1) VA Accounts or VLI Accounts of Participating Insurance Companies that are not affiliated persons of the depositor of the flexible premium VLI Account, (2) General Accounts of Participating Insurance Companies, (3) the investment adviser (or affiliated persons of an investment adviser) of an Insurance Fund, or (4) Qualified Plans.

For all of the reasons explained above, Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

XII.

COMMUNICATIONS

Please address all communications concerning this application and the Notice and Order to:

Emile Molineaux, Esq.

Gemini Fund Services, LLC

450 Wireless Boulevard

Hauppauge, New York  11788-0132

Please address any questions concerning this application and a copy of any communications, Notice and Order to:

JoAnn Strasser, Esq.

Thompson Hine LLP

312 Walnut Street

Cincinnati, Ohio  45202

XIII.

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, bylaws, articles of incorporation and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

Applicants have caused this Application to be duly signed on their behalf on the 21st day of January, 2011.

Northern Lights Variable Trust,

on behalf of its series:

TOPSTM Capital Preservation ETF Portfolio TOPSTM Balanced ETF Portfolio

TOPSTM Moderate Growth ETF Portfolio

TOPSTM Growth ETF Portfolio

TOPSTM Aggressive Growth ETF Portfolio

TOPSTM Protected Balanced ETF Portfolio

TOPSTM Protected Moderate Growth ETF Portfolio

TOPSTM Protected Growth ETF Portfolio

By:

/s/Andrew Rogers

Name:

Andrew Rogers

Title:

President

ValMark Advisers, Inc. By: /s/Lawrence J. Rybka Name: Lawrence J. Rybka Title: President

EXHIBITS

Exhibit A-1

Authorizations of Northern Lights Variable Trust

Exhibit A-2

Authorizations of Valmark Advisers, Inc.

Exhibit B-1

Verifications of Northern Lights Variable Trust

Exhibit B-2

Authorizations of Valmark Advisers, Inc.

EXHIBIT A-1

Authorization of Northern Lights Variable Trust

Secretary's Certificate

I, Emile Molineaux, Secretary of Northern Lights Variable Trust, a Delaware statutory trust (the "Trust"), having its principal place of business in the City of Omaha, County of Douglas, State of Nebraska, do hereby certify that:

Attached is a true and correct copy of the resolutions adopted by the Board of Trustees of the Trust effective as of January 19, 2011.

IN WITNESS WHEREOF, I have hereupon set may hand this 24th day of January, 2011.

By: /s/Emile Molineaux Name: Emile Molineaux Title: Secretary

MEETING OF THE BOARD OF TRUSTEES OF

NORTHERN LIGHTS VARIABLE TRUST

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the Securities and Exchange Commission (“SEC”) for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)), thereunder, in cases where life insurance company separate accounts supporting variable life insurance contracts (“VLI Accounts”) holds shares of an existing or “future portfolio” of the Trust (collectively, the “Insurance Funds”) and one or more of the following types of investors also hold shares of the Insurance Funds: (i) separate accounts funding variable annuity contracts (“VA Accounts”) and VLI Contracts issued by both affiliated life insurance companies and unaffiliated life insurance companies; (ii) trustees of qualified group pension and group retirement plans outside of the separate account context (“Qualified Plans”); (iii) separate accounts that are not registered as investment companies under the 1940 Act pursuant to exemptions from registration under Section 3(c) of the 1940 Act; (iv) an Insurance Fund’s investment adviser or affiliated person of the investment adviser, and any successor in interest to the adviser or affiliated person, (the “Adviser”), for the purpose of providing seed capital to an Insurance Fund; and (v) general accounts of insurance company depositors of VA Accounts and/or VLI Accounts (“General Accounts”); and

FURTHER RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Trustees hereby ratifies and confirms and agrees to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

EXHIBIT A-2

Authorization of ValMark Advisers, Inc.

I, David K. Critzer, Secretary and Treasurer of ValMark Advisers, Inc., an Ohio corporation (herein the "Adviser"), having its principal place of business in the City of Akron, County of Summit, State of Ohio, do hereby certify that: Lawrence J. Rybka is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as President.

IN WITNESS WHEREOF, I have hereupon set my hand this 21st day of January, 2011.

By: /s/David K. Critzer Name: David K. Critzer Title: Secretary and Treasurer

EXHIBIT B-1

Verification for Northern Lights Variable Trust

State of New York

County of Suffolk, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Northern Lights Variable Trust (the "Trust"), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/Andrew Rogers

Name:

Andrew Rogers

Title:

President

EXHIBIT B-2

Verification for ValMark Advisers, Inc.

County of Summit, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of ValMark Advisers, Inc. (the "Adviser"), that he is the President of the Adviser and that all actions of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/Lawrence J. Rybka

Name:

Lawrence J. Rybka

Title:

President